EXHIBIT 99.1

NANOBIOTIX Appoints Renowned Global Experts to Comprehensive Scientific Advisory Board for Potential First-in-Class Radioenhancer NBTXR3

Multidisciplinary board includes twelve (12) experts from the United States and Europe that will support the development of lead therapeutic candidate NBTXR3

PARIS and CAMBRIDGE, Mass., Nov. 02, 2022 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced the appointment of twelve (12) global medical experts to a Scientific Advisory Board designed to support the Company regarding development of lead therapeutic candidate NBTXR3.

“Bringing a disruptive, potentially first-in-class therapeutic to patients around the world requires a deep, multidisciplinary understanding of the complex clinical research landscape along with the requirements of cutting-edge patient care in the real world,” said Leonard Farber, MD, Chief Clinical and Medical Affairs Officer at Nanobiotix and Chairman of the Scientific Advisory Board. “As such, our scientific advisory board brings diverse, world class expertise across the fundamental disciplines responsible for decision-making in oncology. We are both grateful and honored that experts of this caliber have chosen to join us in our journey to make a difference for patients, and we are confident that their support will help ensure that NBTXR3 is well-positioned to serve patients in clinical trials as well as in real world practice.”

Members of the Nanobiotix Scientific Advisory Board:

Sylvie Bonvalot, MD, PhD, HDR; Surgical Oncologist
Head of Sarcoma Surgery at Institut Curie, Paris, France

Jared Marc Weiss, MD; Medical Oncologist
Professor, Medicine-Oncology at the University of North Carolina Lineberger Comprehensive Cancer Center, Chapel Hill, North Carolina, United States of America (USA)

Robert L. Ferris, MD, PhD, FACS; Surgical Oncologist
Director at the UPMC Hillman Cancer Center, Hillman Professor of Oncology, Associate Vice Chancellor for Cancer Research and Professor of Otolaryngology, of Immunology and of Radiation Oncology at the University of Pittsburgh, Pittsburgh, Pennsylvania, USA

Nancy Y. Lee, MD, FASTRO; Radiation Oncologist
Vice Chair, Department of Radiation Oncology; Service Chief, Head & Neck Radiation Oncology; Service Chief, Proton Therapy at Memorial Sloan Kettering Cancer Center, New York, New York, USA

Silvia Chiara Formenti, MD, FASTRO; Radiation Oncologist
Chairman of Radiation Oncology at Weill Cornell Medicine, New York, New York, USA

Quynh-Thu Xuan Le, MD; Radiation Oncologist
Chair of the Stanford Radiation Oncology Department and Katharine Dexter McCormick & Stanley Memorial Professorship at Stanford University, Palo Alto, California, USA

Christophe Le Tourneau, MD, PhD; Medical Oncologist
Head of the Department of Drug Development (D3i) at the Institut Curie and Professor of Medicine at Paris-Saclay University, Paris, France

Hisham Mehanna, PhD, BMedSc, MBChB, FRCS; Surgical Oncologist
Deputy Pro-Vice Chancellor, Chair of Head and Neck Surgery, and Director of the Institute of Head and Neck Studies and Education at the University of Birmingham, United Kingdom

Thierry De Baère, MD; Interventional Radiologist
Head of the Interventional Radiology Unit at Gustave Roussy Cancer Centre and University Paris-Saclay in Paris, France, and Head of Interventional Radiology at Gustave Roussy Cancer Center, Villejuif, France

Chiaojung Jillian Tsai, MD, PhD; Radiation Oncologist
Incoming Site Lead, Palliative Radiation Oncology Program, Radiation Medicine, Princess Margaret Cancer Centre, Toronto, Canada

Stéphane Champiat, MD, MS, PhD; Medical Oncologist
Head of the Inpatient Unit at the Drug Development Department of Gustave Roussy Cancer Campus, Paris, France

Jean Bourhis, MD, PhD; Radiation Oncologist
Professor, Chief of Radiation Oncology at the Lausanne University Hospital, Lausanne, Switzerland

For more information on the Nanobiotix Scientific Advisory Board, please click here.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive early clinical results and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it, the risk that the Company and European Investment Bank (“EIB”) will not reach definitive agreement with respect to the restructuring of the loan; the risk that the EIB may accelerate the loans under finance contract and its amendment upon the occurrence of customary events of default; the risk that Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 8, 2022 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 8, 2022, (a copy of which is available on www.nanobiotix.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com